FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Issue of Debt announcement made on 02 December 2004
	2.	Redemption of Shares announcement made on 02 December 2004
	3.	Trading Statement announcement made on 09 December 2004
	4.	Director Shareholding announcement made on 09 December 2004
	5.	Holding(s) in Company announcement made on 09 December 2004
	6.	Dividend Declaration Replacement announcement made on 09 December 2004
	7.	Additional Listing announcement made on 16 December 2004
	8.	Holding(s) in Company(s) announcement made on 23 December 2004

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP PLC

ISSUES US$675MN ISSUE OF SUBORDINATED FIXED RATE NOTES DUE 2015

The Royal Bank of Scotland Group plc ("the Group") announces the issue of US$[1]675 million subordinated fixed rate notes due 2015 ("Notes"). The notes will be issued at 99.971%, with a coupon of 5.05%, payable semi annually on 8 January and 8 July. Proceeds from the issue of the Notes, after deducting underwriting commission, will amount to US$ 671,766,750

Banc of America Securities LLC and Greenwich Capital Markets, Inc. are Joint Lead Managers on this transaction with JP Morgan Securities, Inc. as co-manager.

The Notes will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the Securities and Exchange Commission, Washington, D.C.

The Notes are expected to be rated Aa3/A+/AA- by Moody's, S&P and Fitch respectively. The Notes will be listed on the Luxembourg Stock Exchange.

This release is not an offer for sale of securities. The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett Capital Raising Director 280 Bishopsgate London EC2N 2DL Tel: 020 7085 4925	Richard O'Connor Head of Investor Relations 280 Bishopsgate London EC2N 4RB Tel: 020 7672 1763

Banc of America Mike Coppock Managing Director 5 Canada Square London E14 5AQ Tel: 020 7174 4861	The Royal Bank of Scotland plc Gordon Taylor Director Primary Markets 135 Bishopsgate London EC2M 3UR Tel: 020 7085 1217

Stabilisation - FSA [ IPMA]

Enclosure No. 2

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES

The Royal Bank of Scotland Group plc has given notice that it will, on 31st March 2005 (the "Redemption Date"), redeem all the 500,000 Non-cumulative USD Preference Shares, Series 2 of $0.01 each, that are listed on the London Stock Exchange. Consequently, on the Redemption Date, each share will therefore become due and payable at its redemption amount of $1,000.00 together with dividends payable for the then-current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett Richard O'Connor

Capital Raising Director Head of Investor Relations

280 Bishopsgate 280 Bishopsgate

London London

EC2M 4RB EC2M 4RB

Tel: 020 7085 4925 Tel: 020 7672 1763

The Bank of New York (Paying Agent)

Violet Pagan

Assistant Vice President

Depositary Receipts

101 Barclay Street

New York

NY10286

Tel: 212 815 2276

Enclosure No. 3

The Royal Bank of Scotland Group plc

Pre-close Trading Update

The Royal Bank of Scotland Group (RBS) will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2004. This statement sets out the information that will be covered in those discussions.

RBS has continued to make good progress in 2004. Key features of its annual results, which will be released on 24 February 2005, are expected to include strong income growth (both organic and from acquisitions) across a broad mix of businesses, improved efficiency and continued improvements in credit metrics. Consequently, the Group is confident of meeting market expectations.

Income and Margins

RBS has maintained strong momentum in organic income growth in the second half of the year, supported by continued good growth in loans and deposits, stable interest margins and good growth in non-interest income. Strong growth in income has been achieved despite the impact of US dollar weakness.

The Group has continued to achieve good growth in assets, including a sustained strong performance in small and mid-corporate loans, some recovery in demand for large corporate loans and continued growth in consumer lending, particularly mortgages. In UK consumer lending, there have been some signs of a modest easing in the rate of growth in unsecured lending and, more recently, in mortgages. UK consumer lending accounts for only 10% of Group income, so any slowdown would have minimal impact on our overall income.

Deposit balances have continued to grow across the Group, with particularly good growth in corporate volumes.

Margins are expected to be in line with guidance given in August. As previously indicated, the Group net interest margin is expected to be a few basis points lower than last year as a result of the inclusion of First Active and the business mix impact of particularly strong growth in mortgages and rental assets.

Non-interest income has continued to reflect strong growth across all our activities, including credit cards, general insurance and money transmission. Dealing profits continue to show positive momentum, reflecting higher customer volumes, but, as in the first half, their growth is expected to be less than for income growth across the Group as a whole.

Expenses

The Group remains focused on improving its efficiency. Expenses have increased to support higher business volumes, and the Group continues to invest in initiatives that will enhance its customer service capabilities and improve efficiency in the future. Excluding acquisitions, the Group is on track to achieve a small improvement in the cost:income ratio in the second half of 2004 compared to the first half, with a further improvement anticipated in 2005 as the Group's efficiency programme begins to have a positive impact on the cost:income ratio.

Credit Quality and Provisions

Credit quality remains strong. Credit metrics continue to improve overall, due principally to further improvements in Corporate Banking. Retail Banking provisions are expected to reflect the seasoning of the NatWest loan portfolio which we anticipated in our interim results presentation.

Acquisitions and Disposals

The performance of the businesses which we acquired in 2003 and 2004 continues to be good. They are contributing to the overall growth of the Group, and all integrations are fully on track.

The acquisition of Charter One Financial Inc, announced on 4 May 2004, was completed on 31 August 2004. The performance of the business continues to be good. The integration of Charter One, and the expansion of the franchise into the small business and mid-corporate sectors, are both progressing well. The balance sheet repositioning of Charter One to reduce interest rate risk has been successfully implemented, in line with the plans outlined at the time of the announcement of the acquisition.

Change of Accounting Policy

The Group plans to adopt Financial Reporting Standard 17 'Retirement Benefits' ('FRS 17') - the standard that replaces SSAP24 'Pension costs' ('SSAP24') - for its 2004 results. As the measurement principles in FRS 17 are similar to those in the equivalent international accounting standard (IAS 19 'Employee Benefits') the change in policy means that we will reflect the cost of pensions in 2004 on a basis that is consistent with the treatment to be applied from 1 January 2005 under International Financial Reporting Standards.

The effect on comparative periods of adopting FRS 17 is shown in

Appendix 1. The charge for pension costs in the first half of 2004 was comparable to the charge that results from the adoption of FRS 17. Consequently there is no change to the reported profit before tax for that period. Although shareholders' funds are reduced, the adoption of FRS 17 has no effect on the Group's regulatory capital.

International Financial Reporting Standards (IFRS)

The Group's annual and interim accounts for 2005 will be prepared in accordance with IFRS. The Group's conversion project has progressed well and the Group is planning to issue its 2004 results restated to IFRS in the second quarter of 2005.

The precise effect of the application of IFRS to the 2004 results will depend on the full year figures and the balance sheet position at the end of the year. In addition, due to the delay in the issuance of IAS 39, uncertainties remain as to its detailed interpretation and implementation.

We have, however, attempted to quantify the impact of the move to IFRS as applied to our 2004 results and currently estimate that it will lead to a small reduction (of between 2% and 3%) in the Group's adjusted earnings per share (before goodwill amortisation and integration costs) for the year. Basic earnings per share are estimated to increase by more than 10%, principally as a result of goodwill no longer being amortised.

An analysis of the indicative effect of IFRS on earnings is shown in

Appendix 2.

Capital

Capital ratios remain strong. Our Tier 1 capital ratio at 31 December 2004 is expected to be towards the top end of our target range of 6.5% to 7.0%.

The adoption of FRS 17 has no effect on the Group's regulatory capital.

The move to IFRS is expected to lead to a small reduction (currently expected to be in the range of 10 to 20 basis points) in the Group's Tier 1 capital ratio at 31 December 2004.

An analysis of the indicative effect of IFRS on Tier 1 capital ratio is shown in Appendix 3.

Sir Fred Goodwin, Group Chief Executive, commented:

"It is pleasing that our results continue to show good momentum across our broad range of businesses, driven both organically and through acquisitions. Our results are expected to show a picture of financial strength across all our businesses, whether reported under UK GAAP or following the application of International Financial Reporting Standards."

Contacts

Sir Fred Goodwin Group Chief Executive 0131 523 2003

Fred Watt Group Finance Director 0131 523 2028

Richard O'Connor Head of Investor Relations 0131 523 5103

0207 672 1758

For media enquiries:

Howard Moody Group Director, Communications 0131 523 2056

The Royal Bank of Scotland Group plc

Pre-close Trading Update

Appendix 1

Impact of implementation of FRS 17 (pension costs)

	H1 2004	H1 2003	FY 2003
	£ m	£ m	£ m
Income (Note 1)
as previously reported	10,940	9,080	19,229
as restated	10,964	9,106	19,281

Change	24	26	52

Pension costs
as previously reported	185	134	273
as restated	209	202	408

Change	(24)	(68)	(135)

Profit before tax
as previously reported	3,381	2,896	6,159
as restated	3,381	2,854	6,076

Change	-	(42)	(83)

Shareholders' funds
as previously reported	32,408	28,614	28,099
as restated	30,407	26,605	26,098

Change (Note 2)	(2,001)	(2,009)	(2,001)

Notes:

  Under FRS 17 the expected return on pension scheme assets less the interest on scheme liabilities is credited to other finance income.
  The change in shareholders' funds is consistent with disclosures relating to FRS 17 previously included in our Report & Accounts for 2003 and for 2002.
  Changes shown above as a result of implementing FRS 17 will be reported in Central Items in our restated results.

The Royal Bank of Scotland Group plc

Pre-close Trading Update

Appendix 2

IFRS - Indicative Impact on 2004 Earnings

The following table sets out the Group's estimates of the effect of IFRS as applied to its 2004 earnings. All amounts are indicative.

	Capital instruments Note 2	Goodwill Note 3	Software capitalisation Note 4	All other adjustments Note 5	Total
	£m	£m	£m	£m	£m

Income	(400)	-	-	(100)

Expenses	-	-	-	(150)

Operating profit	(400)	-	-	(250)

Integration costs	-	-	(250)	-

Goodwill	-	900	-	-

Profit before tax	(400)	900	(250)	(250)

Tax	50	-	100	100

Preference dividends and minorities	350	-	-	-

Basic earnings	-	900	(150)	(150)	600

Adjusted earnings (before goodwill and integration costs)	-	-		(150)	(150)

Notes:

  Amounts shown are indicative only at this stage and are rounded to the nearest £50m. They include the estimated effect of applying IAS 32 and IAS 39 even though these standards are effective only for 2005 and there is no requirement to show comparative information.
  Under IFRS (IAS 32), certain capital instruments that are classified as preference shares or non-equity minority interests under UK GAAP will be classified as debt. Their coupons will be included in interest payable. There is no effect on their regulatory capital treatment.
  Under UK GAAP the Group currently amortises goodwill over its estimated useful economic life. IFRS 3 'Business Combinations' does not permit amortisation of acquired goodwill. It must be measured at cost less any impairment losses and tested at least annually for impairment.

  The Royal Bank of Scotland Group plc

  Pre-close Trading Update

  Appendix 2

  IFRS - Indicative Impact on 2004 Earnings

  Under UK GAAP software development costs relating to the NatWest integration were written off as incurred and included in integration costs. Under IFRS these costs are capitalised and amortised over their useful life, typically 3 years. As the software will substantially be written off by the end of 2005, its amortisation will be negligible thereafter.
  Other adjustments are principally: effective interest rate (IAS 39), leasing (IAS 17), loan impairment (IAS 39), and share-based payments (IFRS 2).
  The table above does not include the grossing-up of life assurance income, expenses and claims which under current GAAP are reported as a single item in income. The grossing-up, which has no impact on profit before tax and regulatory capital, will be reflected in our 2005 accounts.
  The introduction of IFRS will have a significant effect on the Group's balance sheet mainly through a gross-up of assets and liabilities on application of the stricter netting criteria in IAS 32 and additional assets and liabilities from the consolidation of certain SPVs, principally the group commercial paper conduits. This is likely to result in an increase in balance sheet footings of around £100bn. This change will have no impact on the Group's capital ratios.
  IFRS will also result in equity volatility that does not arise under current GAAP as unrealised gains and losses on available-for-sale securities and derivatives in cash flow hedges are taken directly to reserves. Regulatory capital will be unaffected by such gains and losses (except those arising on any available-for-sale equity shares).

The Royal Bank of Scotland Group plc

Pre-close Trading Update

Appendix 3

IFRS - Indicative Effect on Tier 1 Capital Ratio

The estimated effect of implementation of IFRS on our Tier 1 capital ratio at 31 December 2004 can be summarised as follows:

Effect on Tier 1 capital ratio (basis points)
Final dividend (Note 1)	30
IFRS transition adjustments	(30) - (40)
Pension scheme deficit	(10)

Overall effect on Tier 1 capital	(10) - (20)

Notes:

  Based on the final dividend for 2003

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors risks and uncertainties are discussed in RBS's SEC filings, including, but not limited to, RBS's report on Form 6-K containing this announcement and certain sections of RBS's Annual Report on Form 20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure No. 4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.64

13. Date of transaction

7 December 2004

14. Date company informed

9 December 2004

15. Total holding following this notification

64,960

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Capital Group Companies, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies, Inc.

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

3.014%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

3 December 2004

11. Date company informed

8 December 2004

12. Total holding following this notification

95,568,266

13. Total percentage holding of issued class following this notification

3.014%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

Date of notification

9 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

The following amendments have been made to the Dividend Declaration announcement made on 24 November 2004.

The record date for the Series 3 non-cumulative convertible dollar preference shares of US$0.01 each should be 16 December and not 3 December, as originally shown.

Details of dividend on 11% and 5.5% cumulative preference shares of £1 each were omitted from the previous announcement, and have been added to the end of this announcement.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J, SERIES K, SERIES L AND SERIES M NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 16 December 2004. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 December 2004.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875
Series L	US$0.359375
Series M	US$0.40

24 November 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 16 December 2004. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 December 2004.

Series	Dividend payable per share
Series 3	US$39.08

24 November 2004

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE STERLING PREFERENCE SHARES OF £0.01 FOR THE YEAR TO 31 DECEMBER 2004

The Directors have declared the specified dividends on the undernoted series of non-cumulative convertible sterling preference shares for the year to 31 December 2004. The dividends will be paid on 31 December 2004 at the undernoted rates to holders on the register at the close of business on 16 December 2004.

Series	Dividend payable per share
Series 1	£73.87

24 November 2004

Enc

THE ROYAL BANK OF SCOTLAND GROUP PLC

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2004

The Directors have declared a half-yearly dividend on the 11 per cent and 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 31 December 2004 at the rate of 5.5 per cent and 2.75 per cent respectively and will be paid to those preference shareholders on the register at the close of business on 3 December 2004.

24 November 2004

Enclosure No. 7

Company Announcement

The Royal Bank of Scotland Group plc
Employee Share Schemes

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of ordinary shares in respect of the following Royal Bank of Scotland Group plc, employee share schemes:

(i)	20,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc, 1997 Sharesave Scheme
(ii)	10,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc, Option 2000 Scheme
(iii)	6,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc, 1999 Executive Share Option Scheme.

These new shares will rank pari passu in all respects with the existing ordinary shares of the Company. Application has been made for the 36,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 16 December 2004.

Further copies of this announcement are available at the Company's offices at 36 St Andrew Square, Edinburgh and at the Company Announcements Department, The Stock Exchange.

Enclosure No. 8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Capital Group Companies, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Capital Group Companies, Inc.

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

20 December 2004

 11. Date company informed

23 December 2004

12. Total holding following this notification

95,006,962

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 523 4711

Date of notification

23 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat